                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             OCEAN SHORE HOLDING CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67501P107
                                ----------------
                                 (CUSIP Number)

                                 STEVEN E. BRADY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             OCEAN SHORE HOLDING CO.
                                OC FINANCIAL MHC
                               1001 ASBURY AVENUE
                          OCEAN CITY, NEW JERSEY 08226
                                 (800) 771-7990
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 12, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






                         (Continued on following pages)

                                  SCHEDULE 13D
/-------------------/
/CUSIP No. 78425W102/
/-------------------/

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          OC FINANCIAL MHC

          22-3584230
--------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP                      (a) /_/
                                                             (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF            10
       SHARES      -------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY              0
        EACH       -------------------------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
       PERSON               0
        WITH       -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
            10
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
            100%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         HC, CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of Ocean Shore Holding Co. (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 1001 Asbury Avenue, Ocean City, New Jersey 08226.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      This Schedule 13D is being filed by OC Financial MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 1001 Asbury Avenue, Ocean City, New Jersey 08226. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      On April 22, 1998, the Issuer contributed ten shares of common stock to the MHC in connection with Ocean City Home Bank's, a wholly-owned subsidiary of the Issuer, reorganization from a mutual savings bank to the mutual holding company form of organization (the "Reorganization").

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      The primary purpose of the Reorganization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions.

      On November 12, 2004, the Securities and Exchange Commission declared effective the Issuer's Registration Statement on Form S-1, whereby the Issuer intends to offer approximately

43.8% of its outstanding common stock in an initial public offering and to issue approximately 54.3% of its outstanding common stock to the MHC. The Insiders propose to purchase, in the aggregate, approximately 2.6% of the Issuer's outstanding shares in the initial public offering. Neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (b) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (c) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(d) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; or (e) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) ten shares of the Issuer's common stock or 100% of the Issuer's outstanding shares. The Insiders currently own no shares of the Issuer's common stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

      Not applicable.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       OC FINANCIAL MHC


Date: November 19, 2004                By: /s/ Steven E. Brady
                                           -------------------------------------
                                           Steven E. Brady
                                           President and Chief Executive Officer

                                   SCHEDULE I
              DIRECTORS AND EXECUTIVE OFFICERS OF OC FINANCIAL MHC
              ----------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of OC Financial MHC are set forth below. All persons are citizens of the United States.


NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------

Steven E. Brady            1001 Asbury Avenue                 President and Chief Executive Officer of Ocean Shore
                           Ocean City, New Jersey 08226       Holding Co., OC Financial MHC and Ocean City Home Bank

Anthony J. Rizzotte        1001 Asbury Avenue                 Executive Vice President of Ocean Shore Holding and
                           Ocean City, New Jersey 08226       OC Financial MHC and Executive Vice President and
                                                              Chief Lending Officer of Ocean City Home Bank

Janet Bossi                1001 Asbury Avenue                 Senior Vice President of Loan Administration of Ocean
                           Ocean City, New Jersey 08226       City Home Bank

Kim Davidson               1001 Asbury Avenue                 Senior Vice President of Business Development of Ocean
                           Ocean City, New Jersey 08226       City Home Bank

Paul Esposito              1001 Asbury Avenue                 Senior Vice President of Marketing of Ocean City Home
                           Ocean City, New Jersey 08226       Bank

Donald F. Morgenweck       1001 Asbury Avenue                 Senior Vice President of OC Financial MHC and Senior
                           Ocean City, New Jersey 08226       Vice President and Chief Financial Officer of Ocean
                                                              Shore Holding and Ocean City Home Bank

Sylva A. Bertini           1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                           Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; retired.

Frederick G. Dalzell, MD   1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                           Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; orthopedic surgeon at
                                                              Atlantic Shore Orthopedic Associates.

Christopher J. Ford        1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                           Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; scout for the
                                                              Philadelphia 76'ers basketball team.

Roy Gillian                1001 Asbury Avenue                 Chairman of the Board of Directors, Director of Ocean
                           Ocean City, New Jersey 08226       Shore Holding Co., OC Financial MHC and Ocean City
                                                              Home Bank; owner and Chairman of Gilamco, Inc., and
                                                              amusement pier in Ocean City, New Jersey.

Robert A. Previti          1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                           Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; school superintendent
                                                              for the Brigantine Board of Education.

John L. Van Duyne          1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                           Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; owner and officer of
                                                              Van Duyne Builders, Inc. and officer of Van Duyne & Bruin, LLC.

Samuel R. Young            1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                           Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; owner and president
                                                              of Tilton Fitness Management, which develops, owns and operates commercial and hospital-affiliated health and fitness clubs; officer in the United States Navy Reserves.